Exhibit 15.2

Gaffney,

Cline &

Associates

THIRD PARTY REPORT

RESERVES ESTIMATION AND EVALUATION OF

(CHAD AND ALGERIA)

AS OF 31st DECEMBER, 2012

Prepared for

PETROCHINA COMPANY LIMITED

MARCH, 2013

CONFIDENTIAL

This document contains proprietary and confidential information which may not, without the express written permission of Gaffney, Cline & Associates, be released to any third party in any form, copied in any way or reproduced, nor utilized for any purpose except that for which it is intended, and must be returned upon request.

www.gaffney-cline.com

PetroChina	Copy No. 1	PS-12-2130 & PS-12-2133

Gaffney,

Cline &

Associates

Gaffney,

Cline &

Associates

Gaffney, Cline & Associates

(Consultants) Pte. Ltd.

80 Anson Road

#31-01C Fuji Xerox Towers

Singapore 079907

Telephone: +65 6225 6951

www.gaffney-cline.com

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133	11th March, 2013

PetroChina Company Limited

9 Dongzhimen North Street, Dongcheng District

Beijing 100007

China

Dear Gentlemen,

THIRD PARTY REPORT

RESERVES ESTIMATION AND VALUATION OF

(CHAD AND ALGERIA)

AS OF 31st DECEMBER, 2012

INTRODUCTION

Gaffney, Cline & Associates (“GCA”) was requested by China National Oil and Gas Exploration and Development Corporation International Holding Ltd. (“CNODCI”), to conduct reserves estimation and evaluation (as of 31st December, 2012) of selected petroleum assets in Algeria, Chad, and Venezuela, in which CNODCI has current interests.

The SEC Executive and SEC Technical Reports were submitted to CNODCI in January and March, 2013, respectively. The report is required for CNODCI internal management reporting purposes and is limited to Proved Reserves only. The report references are as follows:

Asset	SEC Executive Report	SEC Technical Report
Chad	DSR/dh/L0024/2013/PS-12-2130 dated 7th February, 2013	DSR/dh/L0039/2013/PS-12-2130 dated 8th March, 2013

Algeria and Venezuela	DSR/jbi/L0029/2013/PS-12-2133 dated 7th February, 2013	DSR/jbi/L0044/2013/PS-12-2133 dated 8th March, 2013

Recently, CNODCI requested GCA to prepare a Third Party Report intended to be submitted to PetroChina Company Limited (“PetroChina”). This report is to summarize the results of reserves estimation and valuation as of 31st December, 2012 as mentioned above of only selected petroleum assets. The selected petroleum assets determined by CNODCI are in Chad and Algeria.

UEN: 198701453N

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

METHODOLOGY

In carrying out the review, GCA relied upon information and data provided through CNODCI, which comprised: basic engineering data; geoscience information and engineering interpretations associated with such data; other technical reports; costs and commercial data; and development plans. The available data and interpretations were reviewed for reasonableness and the latter adjusted where appropriate.

The results presented in this report are based upon information and data made available to GCA on or before 20th December, 2012. The Reserve Estimates, forward production estimates and Net Present Value (“NPV”) computations as presented herein are based upon these data and represent GCA’s opinion as of 31st December, 2012.

It is GCA’s opinion that the estimates of oil and gas reserve volumes as of 31st December, 2012, presented in this document are, in aggregate, reasonable and were prepared in accordance with the Final Rule of Modernization of Oil and Gas Reporting (17 CFR Parts 210, 211, 229 and 249) published by the US Securities and Exchange Commission (“SEC”) on 14th January, 2009 on Federal Register/ Vol. 74, No. 9 (see web version: http://www.sec.gov/rules/final/2010/33-8995fr.pdf). The definitions are applicable to the Proved reserve categories and sub-classifications.

Economic models were constructed based on terms of the applicable petroleum contracts as provided by CNODCI, in order to calculate CNODCI’s net revenue interest Proved reserves. As of 31st December, 2012, all Proved SEC reserves were allocated up to the end of the license contract period only.

As per SEC guidelines, the oil prices which were used in the evaluation are the unweighted 12-month arithmetic averages of the first-day-of-the month price for each month within the 12-month period (January to December, 2012) prior to the end of reporting period, unless prescribed by contract. Those prices were held constant throughout the evaluation period except where alternate prices are prescribed by contract. The report also summarises the sensitivity results in which oil prices were escalated throughout the evaluation period except as prescribed by contract. The historical 12-month oil prices were supplied by CNODCI.

Future capital costs were derived from development program forecasts prepared by CNODCI for each production unit and corresponding recent historical unit cost data. The recent historical cost data for each relevant production unit were utilised to determine current operating cost conditions. These costs were not escalated throughout the evaluation period in the Base Case; however the future capital and operating costs were escalated in the sensitivity analysis.

CNODCI’s net reserve volumes are derived by converting calculated net revenues accruing to CNODCI under the terms of the relevant petroleum contract into equivalent barrels of oil utilising the average 2012 oil pricing explained above. The CNODCI net revenue interest volumes reported in this document represent those amounts that are determined to be attributable to CNODCI’s net economic interest after the deduction of amounts attributable to third parties (government and other working interest partners).

NPV computations were also undertaken and derived using cost and production profiles input to the various economic models established for the different petroleum contracts. These NPVs represent future net revenue, after taxes, attributable to the interests of CNODCI, discounted over the economic life of the project at a specified discount rate to a present value as of 31st December, 2012. NPV results are also presented for the sensitivity analysis using the escalated oil and gas prices and Capital and Operating Costs. Unless otherwise stated, no opening tax positions were considered.

A glossary of abbreviations and key industry standard terms, some or all of which may be used in this report, is attached as Appendix I.

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

1.	RESULTS SUMMARY

1.1	Net Reserves

The following tables present the net entitlement Proved Developed, Proved Undeveloped and Total Proved oil reserves attributable to CNODCI’s working interests (WI) estimated in accordance with SEC guidelines.

As required under SEC guidelines, these estimates were prepared under the prevailing fiscal terms and exclude any government share. The economic cut offs were applied using costs and prices which are unescalated throughout the period of calculation and constant prices, except where alternate prices are prescribed by contract. The oil prices used for these computations were the un-weighted 12-month arithmetic average of the first-day-of-the month price for each month within the 12-month period (January to December, 2012).

NET ENTITLEMENT PROVED OIL RESERVES

AS OF 31st DECEMBER, 2012

Country	Proved Developed (Mstb)	Proved Undeveloped (Mstb )	Total Proved (Mstb )
Algeria – Adrar	5,546	6,050	11,596
Chad – Permit H	25,765	50,068	75,833

TOTAL CNODCI	31,311	56,118	87,429

Notes:

1.	The net entitlement in Adrar is attributable to CNODCI’s 49% net interest.
2.	CNODCI holds 100% WI in Permit H. Royalty in Permit H is paid in kind; therefore, it is deducted from the Gross Reserves volumes.
3.	Both assets produce oil only. Gas has been discovered in some structures in Permit H, but there is no market as yet.

1.2	Gross Volumes

Gross production volumes are presented for reference information only. They represent a 100% working interest in commercially recoverable volumes, i.e. after economic cutoffs have been applied. Gross volumes include volumes attributable to third parties, government and other working interest partners.

GROSS PROVED OIL RESERVES

AS OF 31st DECEMBER, 2012

Country	Proved Developed (Mstb)	Proved Undeveloped (Mstb )	Total Proved (Mstb )
Algeria – Adrar	11,326	12,356	23,682
Chad – Permit H	29,446	57,220	86,666

TOTAL CNODCI	40,772	69,576	110,348

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

1.3	Net Present Values

The NPVs as of 31st December, 2012 of estimated cash flows discounted at 10%, after taxes, attributable to CNODCI’s working interest in the projects identified above (excluding any balance sheet adjustments or financing costs), are summarised below.

NET PRESENT VALUES ATTRIBUTABLE TO CNODCI

AS OF 31st DECEMBER, 2012

DISCOUNT RATE 10%

Country	Proved Developed (U.S.$ MM)	Proved Undeveloped (U.S.$ MM)	Total Proved (U.S.$ MM)
Algeria – Adrar	71	15	86
Chad – Permit H	573	440	1,013

TOTAL CNODCI	644	455	1,099

Notes:

1.	NPVs in Adrar and Permit H represent CNODCI’s 49% and 100% WI, respectively.
2.	No opening tax positions or un-recovered balances are available for Adrar.
3.	The average Adrar net-back price received in year 2012 per Contract is US$21.80/bbl.
4.	Permit H domestic crude price per Contract is US$68.00/bbl. The average exported crude price is US$91.21/bbl.
5.	Loss carried-forward in Permit H based on the CNODCI information as of 31 December, 2012 is US$427.62 MM.
6.	Mid-year discounted cash flow.

The NPVs were calculated on the basis of SEC guidelines under which the economic cut-offs were applied using unescalated costs and constant prices. The crude oil prices used for these computations were the un-weighted 12-month arithmetic average of the first-day-of-the month price for each month within the 12-month period (January to December, 2012) except in instances where alternate prices are prescribed by contract.

1.4	Sensitivity Analysis

Sensitivity analysis has been carried out on the oil prices. In the sensitivity analysis, a future crude oil price scenario was adopted and oil prices were also escalated throughout the evaluation period, except where prescribed by contract. In addition to the escalated oil prices, CAPEX and OPEX were also escalated. The sensitivity results are summarised in the following table.

NET PRESENT VALUES ATTRIBUTABLE TO CNODCI

SENSITIVITY RESULTS

AS OF 31st DECEMBER, 2012

DISCOUNT RATE 10%

Country	Proved Developed (U.S.$ MM)	Proved Undeveloped (U.S.$ MM)	Total Proved (U.S.$ MM)
Algeria – Adrar	73	19	92
Chad – Permit H	561	365	926

TOTAL CNODCI	634	384	1,018

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

Notes:

1.	NPVs in Adrar and Permit H represent CNODCI’s 49% and 100% WI, respectively.
2.	No opening tax positions or un-recovered balances are available for Adrar.
3.	Loss carried-forward in Permit H based on the CNODCI information as of 31st December, 2012 is US$427.62 MM.
4.	Mid-year discounted cash flow.

2.	BASIS OF OPINION

This report has been compiled under the supervision of Mr. Rawdon J.H. Seager and Mr. David S. Ahye. Mr. Rawdon J.H. Seager is a Technical Director, who is based in Houston, USA. Mr. Ahye is a Principal Advisor for the Asia Pacific region, based in Singapore. Both Mr. Seager and Mr. Ahye have over 30 years’ experience in the petroleum industry and have managed numerous reserves audits. Mr. Seager has a Master’s Degree in Petroleum Engineering and is a Chartered Petroleum Engineer in the U.K., and is registered as a European Engineer with FEANI. Mr. Ahye holds a Bachelor’s Degree (Honours) in Chemical Engineering.

This assessment was conducted within the context of GCA’s understanding of the effects of petroleum legislation, taxation and other regulations that currently pertain to the various properties. However, GCA is not in a position to attest to the property title, financial interest relationships or encumbrances thereon for any part of the properties reviewed.

It must be clearly understood that any assessment of resources volumes, particularly involving continuing field development, will be subject to significant variations over short periods of time as new information becomes available and perceptions change. Not only are such estimates of Reserves based on that information which is currently available, but such estimates are also subject to uncertainties inherent in the application of judgmental factors in interpreting such information. Those quantities that might actually be recovered may differ significantly from the estimates presented herein.

It should be clearly noted that the Net Present Values (NPVs) of future revenue potential of a petroleum property, such as those discussed in this report, do not represent a GCA opinion as to the market value of that property, nor any interest in it. In assessing a likely market value, it would be necessary to take into account a number of additional factors including: reserves risk (i.e. that Proved Reserves may not be realised within the anticipated timeframe for their exploitation); perceptions of economic and sovereign risk; potential upside, such as in this case exploitation of reserves beyond the Proved level; other benefits, encumbrances or charges that may pertain to a particular interest; and the competitive state of the market at the time. GCA has explicitly not taken such factors into account in deriving the reference NPVs presented herein.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of CNODCI to produce the estimated reserves.

GCA’s audit involved reviewing pertinent facts, interpretations and assumptions made by CNODCI or others in preparing estimates of reserves. GCA carried out procedures necessary to enable it to render an opinion on the appropriateness of the methodologies employed, adequacy and quality of the data relied upon, the depth and thoroughness of the reserves estimation process, the classification of reserves appropriate to the relevant definitions used and the reasonableness of the estimated reserves.

GCA acted as independent reserve auditors. The firm’s employees have no direct or indirect interest holding in either CNODCI/PetroChina or its affiliated companies. GCA’s remuneration was not in any way contingent upon reported reserve estimates.

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

This report has been prepared for CNODCI/PetroChina and should not be used for purposes other than those for which it is intended. This report should not be reproduced, either in whole or part, without the written permission of GCA. CNODCI/PetroChina will obtain GCA’s prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by GCA to CNODCI, which are attributed to GCA. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Yours faithfully,

GAFFNEY, CLINE & ASSOCIATES (CONSULTANTS) PTE LTD

Rawdon J. H. Seager

Technical Director

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

APPENDIX I

GLOSSARY

DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

List of Standard Oil Industry Terms and Abbreviations

ABEX	Abandonment Expenditure	g/cc	grams per cubic centimetre
ACQ	Annual Contract Quantity	Gal	gallon
°API	Degrees API (American Petroleum Institute)	gal/d	gallons per day
AAPG	American Association of Petroleum Geologists	G&A	General and Administrative costs
AVO	Amplitude versus Offset	GBP	Pounds Sterling
A$	Australian Dollars	GDT	Gas Down to
B	Billion (109)	GIIP	Gas initially in place
Bbl	Barrels	GJ	Gigajoules (one billion Joules)
/Bbl	per barrel	GOR	Gas Oil Ratio
BBbl	Billion Barrels	GTL	Gas to Liquids
BHA	Bottom Hole Assembly	GWC	Gas water contact
BHC	Bottom Hole Compensated	HDT	Hydrocarbons Down to
Bscf or Bcf	Billion standard cubic feet	HSE	Health, Safety and Environment
Bscfd or Bcfd	Billion standard cubic feet per day	HSFO	High Sulphur Fuel Oil
Bm3	Billion cubic metres	HUT	Hydrocarbons up to
Bcpd	Barrels of condensate per day	H2S	Hydrogen Sulphide
BHP	Bottom Hole Pressure	IOR	Improved Oil Recovery
Blpd	Barrels of liquid per day	IPP	Independent Power Producer
Bpd	Barrels per day	IRR	Internal Rate of Return
Boe	Barrels of oil equivalent @ xxx mcf/Bbl	J	Joule (Metric measurement of energy) 1 kilojoule = 0.9478 BTU)
boepd	Barrels of oil equivalent per day @ xxx mcf/Bbl	k	Permeability
BOP	Blow Out Preventer	KB	Kelly Bushing
Bopd	Barrels oil per day	KJ	Kilojoules (one Thousand Joules)
Bwpd	Barrels of water per day	kl	Kilolitres
BS&W	Bottom sediment and water	km	Kilometres
BTU	British Thermal Units	km2	Square kilometres
Bwpd	Barrels water per day	kPa	Thousands of Pascals (measurement of pressure)
CBM	Coal Bed Methane	KW	Kilowatt
CO2	Carbon Dioxide	KWh	Kilowatt hour
CAPEX	Capital Expenditure	LKG	Lowest Known Gas
CCGT	Combined Cycle Gas Turbine	LKH	Lowest Known Hydrocarbons
cm	centimetres	LKO	Lowest Known Oil
CMM	Coal Mine Methane	LNG	Liquefied Natural Gas
CNG	Compressed Natural Gas	LoF	Life of Field
Cp	Centipoise (a measure of viscosity)	LPG	Liquefied Petroleum Gas
CSG	Coal Seam Gas	LTI	Lost Time Injury
CT	Corporation Tax	LWD	Logging while drilling
DCQ	Daily Contract Quantity	m	Metres
Deg C	Degrees Celsius	M	Thousand
Deg F	Degrees Fahrenheit	m3	Cubic metres

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DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

DHI	Direct Hydrocarbon Indicator	Mcf or Mscf	Thousand standard cubic feet
DST	Drill Stem Test	MCM	Management Committee Meeting
DWT	Dead-weight ton	MMcf or MMscf	Million standard cubic feet
E&A	Exploration & Appraisal	m3d	Cubic metres per day
E&P	Exploration and Production	mD	Measure of Permeability in millidarcies
EBIT	Earnings before Interest and Tax	MD	Measured Depth
EBITDA	Earnings before interest, tax, depreciation and amortisation	MDT	Modular Dynamic Tester
EI	Entitlement Interest	Mean	Arithmetic average of a set of numbers
EIA	Environmental Impact Assessment	Median	Middle value in a set of values
EMV	Expected Monetary Value	MFT	Multi Formation Tester
EOR	Enhanced Oil Recovery	mg/l	milligrams per litre
EUR	Estimated Ultimate Recovery	MJ	Megajoules (One Million Joules)
FEED	Front End Engineering and Design	Mm3	Thousand Cubic metres
FPSO	Floating Production, Storage and Offloading	Mm3d	Thousand Cubic metres per day
FSO	Floating Storage and Offloading	MM	Million
Ft	Foot/feet	MMBbl	Millions of barrels
Fx	Foreign Exchange Rate	MMBTU	Millions of British Thermal Units
G	gram	Mode	Value that exists most frequently in a set of values = most likely
Mscfd	Thousand standard cubic feet per day	scf/ton	Standard cubic foot per ton
MMscfd	Million standard cubic feet per day	SL	Straight line (for depreciation)
MW	Megawatt	So	Oil Saturation
MWD	Measuring While Drilling	SPE	Society of Petroleum Engineers
MWh	Megawatt hour	SPEE	Society of Petroleum Evaluation Engineers
mya	Million years ago	Ss	Subsea
NGL	Natural Gas Liquids	Stb	Stock tank barrel
N2	Nitrogen	STOIIP	Stock tank oil initially in place
NPV	Net Present Value	Sw	Water Saturation
OBM	Oil Based Mud	T	Tonnes
OCM	Operating Committee Meeting	TD	Total Depth
ODT	Oil down to	Te	Tonnes equivalent
OPEX	Operating Expenditure	THP	Tubing Head Pressure
OWC	Oil Water Contact	TJ	Terajoules (10[12] Joules)
p.a.	Per annum	Tscf or Tcf	Trillion standard cubic feet
Pa	Pascals (metric measurement of pressure)	TCM	Technical Committee Meeting
p.a.	Per annum	TOC	Total Organic Carbon
Pa	Pascals (metric measurement of pressure)	TOP	Take or Pay
P&A	Plugged and Abandoned	Tpd	Tonnes per day
PDP	Proved Developed Producing	TVD	True Vertical Depth

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DSR/dh/L0110/2013/PS-12-2130 & PS-12-2133 PetroChina (Third Party Report)	Gaffney, Cline & Associates

PI	Productivity Index	TVDss	True Vertical Depth Subsea
PJ	Petajoules (10[15] Joules)	USGS	United States Geological Survey
PSDM	Post Stack Depth Migration	US$	United States Dollar
Psi	Pounds per square inch	VSP	Vertical Seismic Profiling
Psia	Pounds per square inch absolute	WC	Water Cut
Psig	Pounds per square inch gauge	WI	Working Interest
PUD	Proved Undeveloped	WPC	World Petroleum Council
PVT	Pressure volume temperature	WTI	West Texas Intermediate
P10	10% Probability	wt%	Weight percent
P50	50% Probability	1H05	First half (6 months) of 2005 (example of date)
P90	90% Probability	2Q06	Second quarter (3 months) of 2006 (example of date)
Rf	Recovery factor	2D	Two dimensional
RFT	Repeat Formation Tester	3D	Three dimensional
RT	Rotary Table	4D	Four dimensional
Rw	Resistivity of water	1P	Proved Reserves
SCAL	Special core analysis	2P	Proved plus Probable Reserves
cf or scf	Standard Cubic Feet	3P	Proved plus Probable plus Possible Reserves
cfd or scfd	Standard Cubic Feet per day	%	Percentage

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